April 22, 2021
BY EMAIL

John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square, Eighteenth and Arch Streets
Philadelphia, Pennsylvania 19103-2799

       Re:    The Herzfeld Caribbean Basin Fund, Inc.
              Registration Statement on Form N-2
              Filing No.: 333-255265


Dear Mr. Falco:

     The staff has reviewed the above-referenced initial registration statement, which the
Commission received on April 15, 2021. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

1. General Comments

   a. Going forward, please provide a cover letter introducing the filing and providing specifics concerning the reason for making the filing.

   b. Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment.

   c. Many of the comments below address disclosure related to the Fund   s
recent adoption of
      a Self-Tender Policy. In addition to these comments, please review the Guides to Form
      N-2     particularly Guide 2, which provides extensive guidance on repurchase policy
      disclosures - and ensure that the Fund   s disclosure is comprehensive
with respect to these
      policies.

   d. Please confirm that the Fund intends to rely on section 23(c)(2) of the 1940 Act and rule
      13e-4 under the 34 Act in connection with any tender offers. Also, clarify whether the
      Fund in addition intends to conduct a repurchase program according to rule 23c-3 under the 1940 Act.
 John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
April 22, 2021
Page 2 of 5


2. Cover Page

   a. Please explain why the fund ticker symbol    CUBA    is not misleading
given that the
      Fund   s portfolio more broadly includes equity and equity-linked securities of Caribbean
      Basin Companies and does not have any direct investments in Cuban companies.

   b. Please add brief risk summaries covering risks associated with the Fund s employment of leverage. Also, cross-reference sections of the prospectus that discuss
the Fund   s share
      repurchase policies and the attendant risks.

   c. Rule 498(b)(1)(vii) requires specified legends which the registrant attempts to summarize on the cover page. Please instead provide the specific legends required by the rule and reiterated in Item 1.1.l. of Form N-2 and provide all required information. Please note that if relying on the rule before January 1, 2022, the registrant is required to provide two years of notice to shareholders before relying on the rule. As such, if the registrant intends to so rely on the rule please confirm that this disclosure has been provided to shareholders.

   d. Per Item 2.3., provide the legend concerning dealer prospectus delivery obligations on the back cover or explain why it is not needed.

3. Prospectus Summary

   a. In the second paragraph of this section, please update the periodic reports available for shareholder reference to include the most recent Semi-Annual Report.

   b. Investment Focus. The third paragraph of this subsection discusses investments in Cuban securities and in Cuba directly. Given that the Fund has no current investments in Cuba, please make this disclosure less prominent by shortening the discussion and moving much of the disclosure to the investment objective and policies section beginning on page
      12.

   c. Summary Risk Factors and Special Considerations. Please add summary risk disclosure
      related to the Fund   s Self-Tender Policy and other share repurchase
programs. Also,
      include fuller discussions of such risks in the non-summary section
containing the Fund   s
      risk disclosures beginning on page 18. Include the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund. Please also discuss the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guidelines to Form N-2, Guide 2.

   d. Please provide total dollar custodian and transfer agent annual fees or the method for calculating such fees.
 John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
April 22, 2021
Page 3 of 5


4. Financial Highlights

       Please provide the financial highlight information required by Item 4 of Form N-2.

5. Proxy Voting Policies and Procedures

       Please include a reference in the prospectus to the Fund   s and the
Adviser   s appended
       proxy voting policies and procedures.

6. Share Repurchase and Tender Offers

   a. (p. 36) With respect to tender offers, disclose when the purchase price will be determined. The prospectus should also disclose that: (1) when a tender offer is made, notice will be provided describing the terms of the tender offer; and (2) the notice will contain information shareholders should consider in deciding whether or not to participate in the tender offer (including the existence and amount of any repurchase fee that may be charged) and detailed instructions on how to tender shares. See Guide 2 to
      Form N-2.

   b. (p. 36) The registrant states that the Fund may incur debt to finance repurchases and tenders. Please address this fact and more fully develop the discussion of this financing mechanism in the principal risks discussion earlier in the prospectus.

   c. (p. 37) The Fund states that the Self-Tender Policy was suspended by the Board due to
      the impacts of the COVID-19 pandemic on the Fund   s share price and
securities markets
      generally. Please disclose the factors that would preclude a share repurchase in the future.

   d. Please discuss the other fiduciary factors and board considerations outlined in Guide 2 to
      Form N-2 concerning share repurchases.

7. Plan of Distribution (p.43)

       The Fund states    [u]nder agreements that we may enter, underwriters,
dealers and agents
       who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities
       Act, or contribution with respect to payments that the agents or underwriters may make
       with respect to these liabilities.    The Fund states that the
prospectus supplement will
       describe the terms of such indemnification. The current form of prospectus supplement does not contain such description. Please confirm that the prospectus supplement will address this indemnification issue in accord with Item 5.4. of Form N-2. John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
April 22, 2021
Page 4 of 5


8. Fundamental Policies

       Please redraft the disclosure concerning the Fund   s investment
policies, making clear
       through headings and narrative which of the Fund   s policies are
fundamental. Confirm
       that all the information is provided as required by Item 8.2.C. and given that the Fund has chosen not to include an SAI with the registration statement
Item 17.2.a-i of Form
       N-2.

9. Incorporation By Reference

       Please provide hyperlinks for all documents filed on EDGAR that are incorporated by reference on page 52 in accordance with rule 411 under the Securities Act and rule 0-4 under the Investment Company Act.

10. Part C

       Please hyperlink to a finalized certificate of common stock rather than the form of specimen certificate of common stock currently linked as part of the exhibits required per
       Item 25.2.d.



       We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

         Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to them.
 John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
April 22, 2021
Page 5 of 5



      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                     Sincerely,

                                                     /s/

                                                     Alberto H. Zapata
                                                     Senior Counsel
                                                     Disclosure Review and
Accounting Office




cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief